

March 19, 2018

Jianhong Yin
Chairman
Sunlands Online Education Group
Building 4-6, Chaolai Science Park, No. 36
Chaoyang District, Beijing, 100012
Peoples Republic of China

      Re: Sunlands Online Education Group
           Registration Statement on Form F-1
           Amended on March 14, 2018
           File no. 333-223190

Dear Mr. Yin:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 of Form F-1 Filed on March 14, 2018

EX - 23.1 Consent of Independent Public Accounting Firm , page 1

1.   The consent refers to an audit report dated March 14, 2018, which is different from the date of the report included in the filing. Please ask the audit firm to revise their consent.

      You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                                     Division of Corporation Finance

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